
<ARTICLE> 5

<PERIOD-TYPE>                   YEAR
<FISCAL-YEAR-END>                          DEC-31-1996
<PERIOD-END>                               DEC-31-1996
<CASH>                                      $    1,084
<SECURITIES>                                         0
<RECEIVABLES>                                   31,000<F3><F10>
<ALLOWANCES>                                         0
<INVENTORY>                                          0
<CURRENT-ASSETS>                               101,301
<PP&E>                                       3,894,172<F1><F3><F10>
<DEPRECIATION>                               1,535,833
<TOTAL-ASSETS>                               2,466,515
<CURRENT-LIABILITIES>                          455,190<F4>
<BONDS>                                              0
<PREFERRED-MANDATORY>                                0
<PREFERRED>                                    448,803
<COMMON>                                        43,307
<OTHER-SE>                                   1,519,215
<TOTAL-LIABILITY-AND-EQUITY>                 2,466,515
<SALES>                                         94,978
<TOTAL-REVENUES>                               281,578
<CGS>                                          109,056
<TOTAL-COSTS>                                  305,094
<OTHER-EXPENSES>                               430,993<F1>
<LOSS-PROVISION>                                     0
<INTEREST-EXPENSE>                              36,938<F1>
<INCOME-PRETAX>                                491,446
<INCOME-TAX>                                         0<F5>
<INCOME-CONTINUING>                                  0
<DISCONTINUED>                                       0
<EXTRAORDINARY>                                430,993<F1>
<CHANGES>                                            0
<NET-INCOME>                                   291,446
<EPS-PRIMARY>                                     .012<F1>
<EPS-DILUTED>                                        0<F1>

<F3>In 1992, the Company acquired undivided interests in a producing well located in Mississippi. Current production from this well is being retained by the operator of the well to offset costs it incurred in a major reworking program. Upon receipt of full payment and satisfaction of this obligation, future revenue will revert to Empiric Energy, Inc. This property was recorded at its fair market value of $1.6 million. This value was based on the dis-counted value of estimated reserves of the property less a provision for all claims and encumbrances which may be assessed against the property as estimated by management. The estimated reserves were determined by independent professional engineers. In exchange for this property and other valuable assets, including the opportunity to acquire the working interests in the Panhandle properties and for obtaining the initial financing to form the company, 1.75 million shares of stock and $125,000 in convertible senior notes were issued. In 1993, the Company acquired an additional 28.5% undivided interest in property in the Texas Panhandle. This additional interest was acquired for the assumption of the debts of the former operator and included a substantial amount of supplies. The amount of the debts assumed plus other expenditures related to the transaction totaled approximately $450,000. Part of this additional interest in the property was sold shortly thereafter for $450,000. The supplies were used on the Company's projects in the Panhandle.

Pursuant to an agreement dated March 23, 1995, between the Company and Texoil Energy, Inc. ("Texoil"), a Canadian corporation, Texoil acquired one-half of the Company's interest in approximately 9,300 acres of oil and casinghead gas leases in Moore and Potter Counties, Texas, including the 7,000 acres on the Brent Ranch, and 225,000 shares of the Company's Common Stock. In consideration, the Company received $128,750 cash and a $121,250 note due in August, 1995, 1,000,000 shares of Texoil Common Stock and $750,000 principal amount of 6% preferred stock, convertible into 750,000 shares of Texoil Common Stock.
<F10>On December 21, 1995, the Company entered into an agreement with Lyon
Operating Co., Inc. for the purchase of an undivided 72% of the leasehold or working interest in approximately 1,223 acres of land situated in Clay and Jack Counties, Texas. For this interest, the Company paid $30,000 cash, a promissory note for $35,000 with interest at eight percent (8%) payable on or before March 21, 1996, and 20,000 shares of the Company's stock. The Company is currently in default in payment of this note.
<F1>Cash Flows Presentation:  For purposes of this Statement of Cash Flows cash equivalents include time deposits, certificates of deposit and all liquid debt instruments with original maturities of three months or less.

Earnings Per Share: Primary earnings per share amounts are computed based on the weighted average number of shares actually outstanding plus the shares that would be outstanding assuming conversion of the senior convertible notes payables which are considered to be common stock equivalents. Net loss has been adjusted for interest expense (net of tax) on the convertible debt. The number of shares used in the computations were 4,162,733 in 1996, 3,933,019 in 1995 and 3,734,186 in 1994. Fully diluted earnings per share consisting of the weighted average of common shares outstanding plus the fully converted preferred stock are not presented because the effect would be anti-dilutive.
<F4>Notes Payable and Current Portion of Long-Term Debt
Notes Payable consist of:
                                                  1996            1995
Senior secured notes dated December 31
   1995, due 12-31-98 with 8% interest           $               $267,520
Bank Note due on demand with 12% interest         100,000          75,000
Lyon Operating Co., Inc. dated December 21
   1995, due March 21, 1996                        35,000          35,000
Other Notes Payable, due on demand                 39,850          22,628
       Total                                     $205,195        $400,148
Less: portion due within one year                (205,195)       (132,628)
        TOTAL LONG-TERM DEBT                     $   -           $ 67,520

On December 31, 1995, the Company issued $267,520 in senior secured notes payable bearing interest at 8%, payable each six (6) months. The full amount of the principal was due thirty-six (36) months from that date. The notes were issued to two stockholders of the Company. On October 1, 1996, these notes were exchanged for the Company's preferred stock.

The Company is in default on the note due to Lyon Operating Co.
<F5>The Company has available net operating loss carryforward to reduce future taxable income and income taxes which will expire for financial and tax purposes as follows:
                                   Financial            Tax

December 31, 2007                 $   37,661         $  505,161
December 31, 2008                    286,454            823,485
December 31, 2009                    998,929            627,142
December 31, 2010                    245,636            220,357
December 31, 2011                    491,447            172,485
      Totals                      $2,450,736         $2,348,630

The Company believes that the tax benefit computed under FASB 109 would not likely be realized and would be fully reserved.

